SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated October 16, 2007 re. Apple Chooses Orange as Exclusive Carrier for iPhone in France.

Press release Paris, October 16th, 2007

Apple Chooses Orange as Exclusive Carrier for iPhone in France

Apple® and Orange today announced that Orange, the leading wireless carrier in France, will be the exclusive French carrier partner for the revolutionary iPhone™ when it makes its debut in France on Thursday, November 29. iPhone combines three devices into one—a mobile phone, a widescreen iPod®, and the best mobile Internet device ever—all based on Apple’s revolutionary multi-touch interface and pioneering software that allows users to control iPhone with just a tap, flick or pinch of their fingers. Apple sold its one millionth iPhone just 74 days after it went on sale in the US on June 29.

“We are excited to partner with Orange and bring iPhone to France in time for the holidays,” said Steve Jobs, Apple’s CEO. “iPhone is an amazing product and we hope mobile users in France will love it as much as we do.”

“The iPhone is a marvelous product and will change how people think about mobile. I'm delighted that it is launching in France through Orange, and I’m sure that our customers share my excitement. Our partnership with Apple is a natural fit because we are two global brands who share the same values of simplicity and innovation. It’s going to be a very merry Christmas for Orange customers all over the country!” said Didier Lombard, France Telecom’s Chairman and CEO.

In addition to all the revolutionary features that made iPhone so popular in the US, iPhone users in France will have access to Apple’s latest music offerings on iPhone including the iTunes Wi-Fi Music Store. The iTunes Wi-Fi Music Store offers customers the ability to browse, search, preview, purchase and download songs and albums from iTunes over the built-in Wi-Fi on their iPhone. Music fans can start enjoying their music purchases immediately on their iPhone with no computer required. Once they connect their iPhone back to their PC or Mac, downloaded music will automatically sync back into their iTunes library.

Pricing & Availability

iPhone is scheduled to go on sale on November 29 and will be sold in France through Orange's online and direct retail stores. iPhone will be available in an 8GB model for €399 including V.A.T. for any subscription to one of the dedicated rate plans and will work with either a PC or Mac.

iPhone activation will require an Internet connection; an iTunes Store account; the latest version of iTunes available at www.itunes.fr and a PC or Mac with a USB 2.0 port and one of the following operating systems: Mac OS X v10.4.10 or later; Windows XP Home or Professional with Service Pack 2 or later; or Windows Vista Home Premium, Business, Enterprise or Ultimate Edition.

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 163 million customers in five continents as of June 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 25.9 billion euros for the 1st semester of 2007. At June 30, 2007 the group had 102.5 million mobile customers and 10.5 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies. France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange. For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

About Apple

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Today, Apple continues to lead the industry in innovation with its award-winning computers, OS X operating system and iLife and professional applications. Apple is also spearheading the digital media revolution with its iPod portable music and video players and iTunes online store, and has entered the mobile phone market this year with its revolutionary iPhone.

Press Contacts:

Natalie Kerris, Apple

+1-408-974-6877

nat@apple.com

Béatrice Mandine, Orange

+33-1-44-44-09-33

beatrice.mandine@orange-ftgroup.com

NOTE TO EDITORS: For additional information visit Apple’s PR website (www.apple.com/pr/), or call Apple’s Media Helpline at (408) 974-2042.

© 2007 Apple Inc. All rights reserved. Apple, the Apple logo, Mac, Mac OS, Macintosh, iPhone and iTunes are trademarks of Apple. Other company and product names may be trademarks of their respective owners.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 17, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information